UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, October 4, 2013

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Ref: Material Fact– Acceptance of Offer to Sell
Subsidiary EMDERSA.

Dear Sirs:

I hereby address you in the name and on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (“the Company”) and in compliance with applicable statutory rules, for the purpose of informing you that the Company received today the acceptance by Energía Riojana S.A. (ERSA), in its capacity as purchaser and assignee, and by Government of the Province of La Rioja, in its capacity as the purchaser’s controlling shareholder, of the Offer informed to you on September 17, 2013 to (i) sell EDENOR´s indirect shareholding in Empresa Distribuidora Eléctrica Regional S.A. (EMDERSA), which is Empresa Distribuidora de Electricidad de La Rioja (EDELAR)`s parent company, and (ii) assign for a valuable consideration certain EDENOR´s receivables in relation to EMDERSA and EDELAR.

Best regards,

Carlos D. Ariosa

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: October 7, 2013